UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                           King Capital Holdings, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                  49469Q 10 3
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                                 (CUSIP Number)

                                Sean King
                           9387 S. Old State Road
                          Lewis Center, Ohio 43035
                                770-514-2006
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              November 29, 2005
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   49469Q 10 3                                              Page 2 of 4

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                        Sean King

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

                        PF

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

                        No

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6.   Citizenship or Place of Organization

                        USA
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               7.   Sole Voting Power
  NUMBER OF         31,500,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           31,500,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    31,500,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
                    95.16%
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14.  Type of Reporting Person (See Instructions)
     Individual
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
                                                                     Page 3 of 4
ITEM 1. SECURITY AND ISSUER

Common Stock, $0.001 par value
King Capital Holdings, Inc.
9387 S. Old State Road
Lewis Center, Ohio 43035

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a) Sean King

         (b) 9387 S. Old State Road
             Lewis Center, Ohio 43035

         (c) Mortgage broker

         (d) None

         (e) None

         (f) USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares were acquired by Sean King in consideration for Mr. King's membership units in King Capital, LLC pursuant to a Unit Purchase Agreement and Share Exchange between the company and King Capital, LLC.

ITEM 4. PURPOSE OF TRANSACTION

As set forth above, these shares were issued to Sean King pursuant to A Unit Purchase Agreement and Share Exchange whereby King Capital, LLC became a wholly owned subsidiary of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. King owns 31,500,000 shares of the Company's common stock or 95.16% of the Company issued and outstanding shares..

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/29/05
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Date

/s/ Sean King
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Signature

Sean King, President
----------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)